SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LA JOLLA PHARMACEUTICAL COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

503459109

(CUSIP number)

Thomas S. Hodge

Chief Financial Officer

Frazier Healthcare Ventures

Two Union Square

601 Union Street

Seattle, WA 98101

(206) 621-7200

(Name, address and telephone number of person authorized to receive notices and communications)

February 24, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 503459109	13D/A	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS Frazier Healthcare V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 503459109	13D/A	Page 3 of 10 pages

1.	NAMES OF REPORTING PERSONS FHM V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 503459109	13D/A	Page 4 of 10 pages

1.	NAMES OF REPORTING PERSONS FHM V, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 503459109	13D/A	Page 5 of 10 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 27, 2005 (the “Schedule 13D”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of La Jolla Pharmaceutical Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.	Identity and Background

(a) This statement is being filed by Frazier Healthcare V, L.P., a Delaware limited partnership (“FH V”), FHM V, L.P., a Delaware limited partnership (“FHM V”), and FHM V, L.L.C., a Delaware limited liability company (“FHM V L.L.C.”) (collectively, the “Reporting Persons”).

(b) The address for each Reporting Person is:

Two Union Square

601 Union St.

Seattle, WA 98101

(c) The sole business of FHM V is to serve as the general partner of FH V, a venture capital firm, and the sole business of FHM V L.L.C. is to serve as the general partner of FHM V.

(d) Not applicable.

(e) Not applicable.

(f) The citizenship of each of the Reporting Persons is Delaware.

ITEM 3.	Source and Amount of Funds or other Consideration.

FH V used its own assets to purchase Common Stock and warrants to purchase Common Stock.

ITEM 5.	Interest in Securities of the Issuer.

FHM V L.L.C.

(a)	Amount beneficially owned: 0

Percent of class: 0

(b)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

FHM V

(a) Amount beneficially owned: 0

CUSIP No. 503459109	13D/A	Page 6 of 10 pages

Percent of class: 0

(b) Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

FH V

(a) Amount beneficially owned: 0

Percent of class: 0

(b) Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

FHM V L.L.C. is the general partner of FHM V, which is the general partner of FH V.

(c) Information with respect to all transactions in Common Stock and warrants to purchase Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Stock was February 26, 2009.

ITEM 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D/A:

Exhibit A: Schedule of Transactions

Exhibit B: Joint Filing Agreement

CUSIP No. 503459109	13D/A	Page 7 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 2, 2009
Date

FHM V, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.P.
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE V, L.P.
By:	FHM V, L.P., its General Partner
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

CUSIP No. 503459109	13D/A	Page 8 of 10 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions
Exhibit B	Joint Filing Agreement

CUSIP No. 503459109	13D/A	Page 9 of 10 pages

EXHIBIT A

Schedule of Transactions

Frazier Healthcare V, L.P.

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share (including Commissions, Commissions, if any)
2/24/09	(9900)	0.1
2/24/09	(3000)	0.085
2/24/09	(7000)	0.0809
2/24/09	(800)	0.081
2/24/09	(4800)	0.079
2/24/09	(15000)	0.0771
2/24/09	(9900)	0.0799
2/24/09	(8530)	0.08
2/24/09	(3400)	0.0869
2/24/09	(1300)	0.09
2/24/09	(13300)	0.0817
2/24/09	(2600)	0.0795
2/24/09	(3400)	0.0775
2/24/09	(3200)	0.0762
2/24/09	(73300)	0.076
2/24/09	(4000)	0.0878
2/24/09	(8500)	0.0883
2/24/09	(5400)	0.0855
2/24/09	(4200)	0.0872
2/24/09	(2200)	0.0877
2/24/09	(500)	0.0862
2/24/09	(38100)	0.0776
2/24/09	(15000)	0.0778
2/24/09	(18400)	0.0783
2/24/09	(100)	0.0766
2/24/09	(2700)	0.0725
2/24/09	(45100)	0.0741
2/24/09	(13500)	0.0731
2/24/09	(26000)	0.0745
2/24/09	(26790)	0.0743
2/24/09	(4000)	0.0746
2/24/09	(23000)	0.0749
2/24/09	(600)	0.0754
2/24/09	(1400)	0.0758
2/24/09	(4100)	0.077
2/24/09	(23000)	0.0742
2/24/09	(600)	0.0744
2/24/09	(20000)	0.0755
2/24/09	(5900)	0.0753
2/24/09	(37000)	0.0751
2/24/09	(104800)	0.075
2/24/09	(24697)	0.0748
2/24/09	(40000)	0.074
2/24/09	(3741)	0.0738
2/24/09	(12846)	0.0733
2/24/09	(50000)	0.0732
2/24/09	(10000)	0.0694
2/24/09	(21000)	0.0689
2/24/09	(672940)	0.07
2/24/09	(200)	0.0698
2/24/09	(300)	0.069
2/24/09	(600)	0.0687
2/24/09	(7200)	0.0686
2/24/09	(51500)	0.0699
2/24/09	(2700)	0.0685
2/24/09	(10000)	0.0684
2/24/09	(18300)	0.0693
2/24/09	(7300)	0.071
2/24/09	(34700)	0.0702
2/24/09	(500)	0.068
2/24/09	(3300)	0.0675
2/24/09	(5100)	0.065
2/24/09	(347)	0.067
2/24/09	(90400)	0.0696
2/24/09	(9)	0.0695

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share (including Commissions, Commissions, if any)
2/25/09	(9900)	0.0702
2/25/09	(1400)	0.0701
2/25/09	(81865)	0.065
2/25/09	(5000)	0.0662
2/25/09	(10111)	0.0632
2/25/09	(112848)	0.066
2/25/09	(2000)	0.0658
2/25/09	(50400)	0.0653
2/25/09	(9600)	0.0656
2/25/09	(4829)	0.0678
2/25/09	(239728)	0.07
2/25/09	(2571)	0.0696
2/25/09	(500)	0.0668
2/25/09	(3000)	0.0661
2/25/09	(16900)	0.068
2/25/09	(11000)	0.0629
2/25/09	(8050)	0.0627
2/25/09	(19500)	0.0622
2/25/09	(10000)	0.062
2/25/09	(78450)	0.0623
2/25/09	(300)	0.0592
2/25/09	(81500)	0.0599
2/25/09	(59300)	0.0595
2/25/09	(600)	0.0614
2/25/09	(200)	0.0613
2/25/09	(600)	0.0612
2/25/09	(700)	0.0617
2/25/09	(500)	0.0618
2/25/09	(2200)	0.0625
2/25/09	(150300)	0.063
2/25/09	(5648)	0.0601
2/25/09	(78000)	0.061
2/25/09	(10000)	0.0581
2/25/09	(228900)	0.06
2/25/09	(98732)	0.059
2/25/09	(58000)	0.0575
2/25/09	(868)	0.055

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share (including Commissions, Commissions, if any)
2/26/09	(140000)	0.0539
2/26/09	(24500)	0.0579
2/26/09	(5500)	0.0584
2/26/09	(12900)	0.0589
2/26/09	(85400)	0.0536
2/26/09	(125037)	0.055
2/26/09	(20100)	0.0545
2/26/09	(248200)	0.05
2/26/09	(7800)	0.0501
2/26/09	(321500)	0.054
2/26/09	(4000)	0.062
2/26/09	(113300)	0.0611
2/26/09	(17700)	0.0612
2/26/09	(151487)	0.061
2/26/09	(10000)	0.0595
2/26/09	(20500)	0.0581
2/26/09	(1000)	0.0582
2/26/09	(88900)	0.06
2/26/09	(16700)	0.0588
2/26/09	(54400)	0.0586
2/26/09	(1500)	0.0599
2/26/09	(51137)	0.059
2/26/09	(32500)	0.0601
2/26/09	(444646)	0.058
2/26/09	(21000)	0.0575
2/26/09	(24300)	0.0569
2/26/09	(4200)	0.0565
2/26/09	(207600)	0.056
2/26/09	(132244)	0.0552
2/26/09	(44900)	0.0553
2/26/09	(150204)	0.057
2/26/09	(173556)	0.0561

CUSIP No. 503459109	13D/A	Page 10 of 10 pages

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

March 2, 2009
Date

FHM V, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM V, L.P.
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE V, L.P.
By:	FHM V, L.P., its General Partner
By:	FHM V, L.L.C., its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer